FORM 6-K


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D. C. 20549



                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                          For the month of January 2007


                     NORDIC AMERICAN TANKER SHIPPING LIMITED
                 (Translation of registrant's name into English)

                                  LOM Building
                                 27 Reid Street
                                 Hamilton, HM 11
                                     Bermuda
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [ X ]     Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)7: ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes [ ] No [ X ]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): ________.

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INFORMATION CONTAINED IN THIS FORM 6-K REPORT

     Attached hereto as Exhibit 1 is a press release issued by Nordic American Tanker Shipping Limited on January 12, 2007 which includes a letter to shareholders from the Chairman & CEO.

Exhibit 1


[GRAPHIC OMITTED]


Nordic American Tanker Shipping Ltd. - (NYSE:NAT) Letter to shareholders from the Chairman & CEO


Hamilton, Bermuda, January 12th 2006


Dear Shareholder,

It is now quite a long time since I addressed you directly, and it is time to give you a snap shot of where we stand at this point in time.

2006 was a good year for our company. For the nine months ended on September 30, we achieved $2.71 in earnings and $3.97 in dividend per share. In the 4th quarter of 2006, the market was still positive whilst being impacted by the mild winter in the Western hemisphere. The average spot market rate for suezmax tankers during the 3 last months of 2006 was $39,727 per day according to the spot assessment of the Imarex Tanker Index which gives an indication of the level of the spot market. During the 4th quarter the tanker market was finely tuned with high capacity utilization.

The company is expected to announce its results for the 4th quarter of 2006 and for the full year 2006 before opening of trading on the New York Stock Exchange
(NYSE) on February 14, 2007.

At the end of 2004, the company had 4 vessels - one year later - in December 2005 the company had 8 vessels, and now at the turn of the year 2006/2007 the company has 12 vessels - all suezmaxes. Eleven of these vessels are trading in the spot market or on spot related terms, and one vessel is on long term fixed charter. We believe that we have effectively managed our growth and have expanded the company's earnings and dividend potential considerably.

The growth taking place has been accretive for shareholders. This means that we are working aggressively to ensure that earnings and dividend per share after an acquisition are higher than the earnings and dividend per share before the acquisition.

We passed an important milestone in July last year when we announced that we had agreed to acquire three double hull suezmax vessels, built in Korea; one vessel built in 2002 and two vessels built in 2003. Two vessels were delivered to NAT in November and one in early December 2006.

We currently estimate that our cash break-even is about $9,500 per day. The break-even rate is the amount of daily revenue for our vessels which will cover our cash general administrative expenses, voyage expenses, if any, vessel operating expenses, interest expenses and other financial charges. Based on publicly available information, this is among the lowest break-even level in the industry for companies that own suezmax tankers.

In earlier phases of its development the company was financed with equity only. As we have informed you earlier, we have adjusted that policy and now aim to maintain in the region of $15 million per vessel in debt in current market conditions. Our balance sheet is one of the strongest in the industry.

It is becoming increasingly more clear that single hull tankers are in a precarious position. There are mandatory rules that provide for a phase out of these vessels by the end of 2010 at the latest. Single hull vessels are facing challenges in today's market as customers prioritize double hull vessels. Some major oil companies have a policy to charter double hull tankers only. All our vessels have double hull.

Going forward, the market will to a large extent depend on the development of the world economy.

We wish to continue to build on a predictable, transparent and simple strategic platform, consisting of the following main elements:

     o    Profitable expansion of the fleet

     o    Operation of a modern, homogeneous fleet

     o    Distribution of available cash flow to shareholders

     o    A strong balance sheet

     o Ensure exposure to spot market rates which historically have been above time charter rates

     o    A low cash break-even of approximately $9,500 per day per ship

     o    Focus on low general and administrative costs

We have come a long way since we turned NAT into an operating company in the autumn of 2004 and we are poised for further growth.

In summary, I would like to repeat that the main objective of our company continues to be value creation via a transparent, predictable and clear strategic platform, based on the unique operating model detailed above. We encourage investors to look to NAT if they wish to invest in the tanker sector. Our company is in a good position for further growth and progress.

Many shareholders contact us expressing views and recommendations. We encourage such active involvement from our shareholders.

For further details on our company, please see www.nat.bm

I wish each of you all the best for the New Year!


Sincerely,


Herbjorn Hansson
Chairman & Chief Executive Officer

            CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

Matters discussed in this press release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words "believe," "anticipate," "intend," "estimate," "forecast," "project," "plan," "potential," "will," "may," "should," "expect," "pending" and similar expressions identify forward-looking statements.

The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, our management's examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections. We undertake no obligation to update any forward-looking statement, whether as a result of new information, future events or otherwise.

Important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values, changes in demand in the tanker market, as a result of changes in OPEC's petroleum production levels and world wide oil consumption and storage, changes in our operating expenses, including bunker prices, drydocking and insurance costs, the market for our vessels, availability of financing and refinancing, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, vessels breakdowns and instances of off-hires and other important factors described from time to time in the reports filed by the Company with the Securities and Exchange Commission, including the prospectus and related prospectus supplement, our Annual Report on Form 20-F, and our reports on Form 6-K.


Contacts:
                     Scandic American Shipping Ltd
                     Manager for:
                     Nordic American Tanker Shipping Ltd.
                     P.O Box 56, 3201 Sandefjord, Norway
                     Tel: + 47 33 42 73 00 E-mail:  nat@scandicamerican.com

                     Web-site:  www.nat.bm

                     Gary Wolfe
                     Seward & Kissel LLP, New York, USA
                     Tel: +1 212  574 1223

                     Rolf Amundsen
                     Investor Relations
                     Nordic American Tanker Shipping Ltd.
                     Tel: +1 800 601 9079 or + 47 908 26 906

                     Herbjorn Hansson
                     Chairman & CEO
                     Nordic American Tanker Shipping Ltd.
                     Tel:  +1 866 805 9504 or + 47 901 46 291


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                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                     NORDIC AMERICAN TANKER SHIPPING LIMITED
                                  (registrant)



Dated:  January 17, 2006                   By:  /s/ Herbjorn Hansson
                                                --------------------
                                                 Herbjorn Hansson
                                                 Chairman, Chief Executive
                                                 Officer and President


SK 01318 0002 739478